Exhibit 99.1

NIH Report on Phase 2 Clinical Trial of BiondVax’s M-001 Universal
Influenza Vaccine Candidate Concludes Both Primary Endpoints Achieved

Jerusalem, Israel – June 10, 2020 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) today announced the completion of the clinical study report (CSR) of a Phase 2 clinical trial of the Company’s M-001 universal influenza vaccine candidate. The trial in 120 adult volunteers was supported by the U.S. National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH).

As indicated when the preliminary trial data was published earlier this year, both primary objectives of the trial, to assess the safety and T cell immune responses to M-001, were achieved. The CSR concludes that “M-001 was safe in this study” and that “M-001 induced significant polyfunctional T cell responses.”

Dr. Tamar Ben-Yedidia, BiondVax’s Chief Scientific Officer, commented, “We are grateful for the opportunity to collaborate with NIAID and thank them for their professionalism and partnership. We also are grateful to the investigators and their teams, and to the 120 volunteers who participated in this trial. It is exciting that data from this Phase 2 trial conducted in the U.S. confirm safety and cellular immune response results, as have six previously completed clinical trials of M-001.”

The NIAID-supported Phase 2 trial was conducted under an FDA Investigational New Drug application (IND), and NIAID’s Division of Microbiology and Infectious Diseases (DMID) has submitted the final CSR to the FDA. NIAID has communicated to BiondVax that the study’s lead investigator may prepare a manuscript for publication sometime in the future.

The published data are available at https://clinicaltrials.gov/ct2/show/NCT03058692. The trial was supported through NIAID awards #HHSN272201300016I, HHSN272201300015I, HHSN272201300020I, and HHSN272201300021I.

In parallel, BiondVax’s pivotal, clinical efficacy, Phase 3 trial in Europe is ongoing. The trial, which is assessing M-001’s ability to provide clinical protection from circulating influenza strains, is being conducted in more than 12,400 volunteers aged 50+ (with half aged 65+) over two flu seasons in seven countries. Results of the pivotal Phase 3 trial are expected by the end of 2020.

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of seven completed Phase 1/2 and Phase 2 clinical trials enrolling 818 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. For more information, please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, risks relating to the COVID-19 (coronavirus) pandemic, including a risk of delay in the availability of the top line results from our pivotal clinical efficacy Phase 3 trial for M-001, the prosecution, timing and results of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. We undertake no obligation to revise or update any forward-looking statement for any reason.

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